Sharon D. Mitchell, Attorney at Law
SD Mitchell & Associates, PLC
829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230
57492 Onaga Trail ∙ Yucca Valley, California 92284
1410 Washington Drive ∙ Stafford, Virginia 22554
(248) 515-6035 (Telephone) ∙ (248) 751-6030 (Facsimile) ∙ sharondmac@att.net

*Admitted in Michigan

5 January 2012

Alexandra M. Ledbetter
Staff Attorney
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Stakool, Inc. f/ka Mod Hospitality, Inc.
Amendment No. 1 to Form 8-K
Filed November 9, 2011
File No. 0-24723

Dear Ms. Ledbetter:

We are in response of your letter dated December 7, 2011, and pursuant to our telephone conversation, you requested a response dated no later than January 6, 2012; I would like to take this opportunity to respond to same.

General

1.	Please amend your Form 8-K to provide updated historical interim financial statements of Anthus Life Corp. for the six months ended June 30, 2011.

Response:  We have filed an amended Form 8-K to include the financial statements as per your request.

2.
As our staff requested previously in a telephone conversation on September 23, 2011, please provide the information that would be required if you were filing a general form for registration of securities on Form 10.  See Item 2.01(f) to Form 8-K.  We note that you have not furnished the information required by a number of Form 10 items.

In the alternative, we note your statement on page 10 that “To [your] best knowledge and belief, the Issuer is not now, and never has been, a shell company.” Please provide us with an analysis substantiating this assertion in terms of the definition of “Shell Company” in Exchange Act Rule 12b-2.  In particular, provide detailed analysis as to how you had more than nominal operations and more than nominal assets other than cash or cash equivalents immediately prior to the transaction with Anthus Life.  In addition, please address the concerns raised by footnotes 31 and 32 in the adopting release for Rule 12b-2, SEC Release No. 34-52038 (July 15, 2005).

Response:  Prior to the transaction with Anthus Life, the Company continued to develop its wholly owned subsidiary, Dream Apartments, TV. Dream Apartments TV is a diverse apartment advertising and search engine company for Apartments and properties in California and Nationwide. Stakool has been working on making the intellectual property of Dream Apts. more suited for 2011 and beyond. Stakool also was at work adding many aspects to the core structure enabling the Company to roll out our technology into apartment searching and finding properties. In the Company’s 2010 10-K, there was $58,000 invested on the books, which was written off.  It was still a going concern, and has remained a going concern, with employees, lease holds, bank accounts and management.

The Company also continued to develop its wholly owned subsidiary Hong Kong Orient Express, Inc., a diversified platform for cellular payment transfers from the west coast of the USA to the Pacific Rim, as well as the transfer of encrypted data.  Hong Kong Orient Express, Inc. was previously using LinQpays mobile phone and data technology; however, because of the rescission of the agreement between Stakool and LinQpay, Stakool must develop the business of Hong Kong Orient Express, Inc. through its’ networks and its’ available technology.

However, since there may be a question as to the company’s status, and in order to provide transparency to the Company, we have filed a Form 10 Registration to provide information regarding both Stakool, Inc. and Anthus Life Corp.  This Form 10 is filed on the same day as our amended Form 8-K with the updated historical interim financial statements of Anthus Life Corp.

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above.

With best regards,

/s/ Sharon D. Mitchell
Sharon D. Mitchell

cc: Peter Hellwig, President, Stakool, Inc.